Mail Stop 3561
                                                            November 20, 2018

Qi Chen
Chairman of the Board of Directors and Chief Executive Officer
MOGU Inc.
Zheshang Wealth Center, 12/F, Building No. 1, No. 99 Gudun Road
Xihu District, Hangzhou, 310012
People's Republic of China

       Re:     MOGU Inc.
               Registration Statement on Form F-1
               Filed November 9, 2018
               File No. 333-228317

Dear Mr. Chen:

       We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Exhibit 5.1

1. Please have counsel revise its opinion to remove the assumption in clause 2.4. Please note that it is inappropriate for counsel to include in its opinion assumptions that are overly broad, assume material facts underlying the opinion or any readily ascertainable facts. Please refer to Item II.B.3.a of Staff Legal Bulletin No. 19.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Qi Chen
MOGU Inc.
November 20, 2018
Page 2

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Scott Stringer, Staff Accountant, at (202) 551-3571 or Robyn
Manuel, Staff Accountant, at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact Parhaum J. Hamidi, Staff
Attorney, at (202) 551-3421, Jennifer L pez, Staff Attorney, at 202-551-3792 or me at (202)
551-3720 with any other questions.


                                                           Sincerely,

                                                           /s/ Jennifer L pez
for

                                                           Mara L. Ransom
                                                           Assistant Director
                                                           Office of Consumer
Products